

02006707

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51968

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKWATCH BROKERAGE INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 SUMMER STREET
(No. and Street)

BOSTON	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEIRDRE NOONAN 617-239-8880
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name — *if individual, state last, first, middle name*)

160 FEDERAL STREET	BOSTON	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/22/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deirdre Noonan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blackwatch Brokerage Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

WILLIAM J. DOYLE
MY COMMISSION EXPIRES APRIL 5, 2002
MASSACHUSETTS, U.S.A.
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

To the Board of Directors of Blackwatch Brokerage Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Blackwatch Brokerage Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of



America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002

Blackwatch Brokerage Inc.

Statement of Financial Condition
December 31, 2001



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of Blackwatch Brokerage Inc.

In our opinion, the accompanying statement of financial condition of Blackwatch Brokerage Inc. (the "Company") (a wholly-owned subsidiary of The MacGregor Group, Inc.), presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 15, 2002

Blackwatch Brokerage Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 1,377,271
Receivables from clearing brokers and dealers	359,510
Receivable from Parent	540,916
Deferred expenses	405,367
Deposits with clearing brokers	50,000
Interest receivable	2,541
Securities owned, at fair value	31,900
Total assets	$ 2,767,505
Liabilities and Stockholder's Equity	
Accrued research - related expenses	$ 413,734
Accrued interest	26,240
Accrued income taxes payable	540,916
	980,890
Subordinated borrowings	175,000
Common Stock, $.01 par; authorized 3,000, issued and outstanding 1,000	10
Additional paid-in capital	124,990
Retained earnings	1,486,615
Total stockholder's equity	1,611,615
Total liabilities and stockholder's equity	$ 2,767,505

The accompanying notes are an integral part of the financial statement.

1. Organization

Blackwatch Brokerage Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and acts as an introducing broker whose accounts are cleared and carried by other broker-dealers on a fully disclosed basis. The Company is a wholly-owned subsidiary of The MacGregor Group, Inc. (the "Parent"), which develops, markets, distributes and sells trade order management software and connectivity solutions for institutional investment managers, brokers, hedge funds, pension plans, mutual fund companies, and trust companies throughout the United States and Europe.

The Company was incorporated in the State of Delaware on March 3, 1999, and commenced operations on December 23, 1999, subsequent to the grant of its application to the National Association of Securities Dealers, Inc. ("NASD").

2. Summary of Significant Accounting Policies

Use of Estimates
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Included in cash and cash equivalents is $1,113,382 of shares in a money market account.

Receivables from Clearing Brokers and Dealers and Deferred Expenses
The Company aggregates commissions across clearing firms to satisfy the third-party soft dollar obligations of the Parent's institutional customers and other institutional firms. Gross commissions received from clearing firms are reported on a trade date basis. Receivables arising from such commissions are generally collected within thirty days.

The Company accrues a portion of the gross commissions from the clearing brokers in anticipation of future soft dollar payments. The average amount accrued is approximately two thirds of the level of gross commissions. This amount is included within research-related expenses on the accompanying statement of operations. To the extent that actual soft dollar payments paid on behalf of any single customer exceed the amount accrued on the commissions generated from trades introduced on behalf of that customer, the excess amount is deferred as an asset on the Company's statement of financial condition. A reserve against the deferred expense is established based upon reviews of the transaction activity of such customers. As of December 31, 2001, no amount had been reserved against the deferred expense balance of $405,367.

Securities Owned
Security transactions are recorded on trade date. Securities owned at December 31, 2001 consist entirely of the Company's investment in the NASDAQ Stock Market, Inc. This security is not readily marketable and cannot be publicly sold. Therefore, this security is valued at fair value as determined by management.

Income Taxes
The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", to each subsidiary as if it were a separate taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities. Current and deferred tax assets and liabilities resulting from the income tax allocations are receivable from or payable to the Parent.

3. Administrative Agreement

The Company has entered into an administrative agreement with the Parent. Under the terms this agreement, the Parent provides, at no charge, administrative and support services to the Company including, but not limited to, office space, telephone services, computer services, internal accounting, payroll, utilities and other miscellaneous services. This agreement may be terminated at the election of either party at least 30 days extended prior to the termination date of December 31. The Agreement can be extended for one year periods each December 31, and has been extended until December 31, 2002.

4. Subordinated Borrowings

The Company had borrowed $175,000 from the Parent under two separate subordinated loan agreements at December 31, 2001. Under terms of these agreements, $100,000, with associated interest payments, is due May 1, 2003 and $75,000, with associated interest payments, is due December 31, 2003. The borrowing bears interest at 2% per annum in excess of the Wall Street Journal Prime Rate, defined as the base rate on corporate loans posted by 75% of the nation's 30 largest banks (or the highest of such rate, if there is more than one) as reported in the Wall Street Journal. The borrowings are subordinated to the claims of general creditors. The borrowings have been approved by the NASD and are available to the Company in computing the net capital under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule").

5. Net Capital and Other Regulatory Requirements

The Company is subject to minimum capital requirements of the Rule. Under the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2001, the Company's regulatory net capital of $786,164 exceeded required net capital of $65,392. "Aggregate indebtedness" was $980,890, resulting in a ratio of "aggregate indebtedness" to "net capital" of approximately 1.25 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

6. Income Taxes

At December 31, 2001, deferred tax assets and liabilities included in the receivables from Parent were comprised of:

Total deferred tax assets	$	6,432
Total deferred tax liabilities		-
Net deferred tax asset	$	6,432

The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. Accordingly, at December 31, 2001, the Company has recorded no valuation allowance against federal or state deferred tax assets based on reversals of existing taxable amounts and taxable income in carryback years.

7. Related Parties

Certain directors and officers of the Company are minority owners in a broker dealer that compensates the Company for providing soft dollar administration services. At December 31, 2001, there was $7,982 included in receivables from clearing brokers and dealers under this arrangement.